UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-1204

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

FINANCIAL STATEMENTS

2005

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
ASSETS		
Investments, at fair value		
Fidelity Funds	$ 174,591,636	$ 141,746,553
Hess Corporation common stock	133,677,157	94,383,919
Short-term investment funds	901,323	684,160
	309,170,116	236,814,632
Loans receivable	7,319,386	5,935,682
Interest and dividends receivable	318,548	342,802
Employee contributions receivable	25,894	-
Employer contributions receivable	1,279,035	3,000
Total assets available for benefits	$ 318,112,979	$ 243,096,116

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2005	2004
Investment income		
Net appreciation in fair value of investments	$ 47,518,693	$ 45,933,071
Distributions from Fidelity funds	9,825,685	2,846,420
Dividends	1,275,524	1,470,382
Interest	331,091	292,864
	58,950,993	50,542,737
Employee contributions	19,491,777	17,291,155
Employer contributions	14,875,637	12,511,063
Rollovers from other plans	1,665,413	1,216,841
Administrative fees on employee loans	(36,403)	(41,549)
Transfers from other plans, net	29,819	434,324
	94,977,236	81,954,571
Less withdrawals	19,960,373	19,614,402
Increase in assets	75,016,863	62,340,169
Total assets available for benefits at beginning of year	243,096,116	180,755,947
Total assets available for benefits at end of year	$ 318,112,979	$ 243,096,116

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES' SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

SUMMARY OF ACCOUNTING POLICIES:

NOTE 1—Name Change. On May 3, 2006, Amerada Hess Corporation changed its name to Hess Corporation (the "Company").

NOTE 2—The significant accounting policies of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan (the "Plan") are summarized below.

Valuation of Investments. The Plan's investments are stated at fair value. Fidelity fund values are determined based on net asset values. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

Loans Receivable. Participant loans are valued at their outstanding balances which approximates fair value.

Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

Sale of Investments. Gains or losses on sales of Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.

Master Trust. The Amerada Hess Corporation Master Trust for Employees' Savings Plans (the "Master Trust") was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the "Retail Plan"). The trustee maintains separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DESCRIPTION OF PLAN:

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact their local Human Resources Department or the Human Resources Service Center.

NOTE 3—General. The Plan is a defined contribution plan covering eligible employees of Hess Corporation and its subsidiaries. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE 4—Contributions. At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of seventeen Fidelity funds with varying investment objectives or in the Hess Corporation Common Stock Fund (see Note 5 below). Compensation taken into account under the Plan was limited by law to $210,000 in 2005 and to $205,000 in 2004. In 2006 the limit will be $220,000. Before-tax contributions were limited by law to $14,000 in 2005 and $13,000 in 2004. The limit for 2006 will be $15,000.

Employees who attained age 50 by December 31, were eligible to make a separate before-tax "catch-up" contribution of $4,000 during 2005 and $3,000 during 2004. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2006 catch-up contributions up to $5,000 will be allowed for employees who attain age 50 by the end of the year.

The Company matches the contributions of participants up to 6% of eligible compensation while the participants are contributing to the plan. Employer contributions are not made after participants' contributions reach the legal limits ($14,000 and $13,000 in 2005 and 2004, respectively). Employees may direct 50% of the employer's matching contributions to any of the Plan's investment funds. However, those employees age 55 and older may direct 100% of the employer contributions to any of the Plan's investment funds.

NOTE 5—Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Contributions are invested in the Plan's funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants' accounts with outstanding loans.

The following funds are the investment choices for amounts contributed:

Fidelity Retirement Money Market Portfolio

Fidelity U.S. Bond Index Fund

Fidelity Asset Manager

Fidelity U.S. Equity Index Commingled Pool

Fidelity Growth & Income Portfolio

Fidelity Overseas Fund

Fidelity Aggressive Growth Fund

Fidelity Freedom Funds (New funds effective May 2004) *

Fidelity Low-Priced Stock Fund (Closed to new participants as of July 30, 2004)

Hess Corporation Common Stock Fund

*Nine separate Life Cycle funds based on various retirement years.

Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description or in brochures that were mailed to eligible participants. Approximately 1% of the Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

NOTE 6—Vesting. Interest in the Plan attributable to a participant's contributions shall at all times be vested. Interest in the Plan attributable to the employer's contributions vest immediately.

NOTE 7—Participant Loans. Participants may borrow up to 50% of their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant's account balance. The participant's account balance serves as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are currently charged to Plan accounts of participants who borrow from the Plan.

NOTE 8—Rollovers from Other Plans. Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant's current fund election for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

NOTE 9—Payment of Benefits. Upon a total withdrawal or distribution, an employee's investments in the Fidelity funds are paid in cash. The employee's investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee's election.

Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59½, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59½. Terminated employees may withdraw their entire balance at any time.

Partial withdrawals are distributed in cash on a pro rata basis as to the employee's after-tax contributions in each of the Fidelity funds and the Hess Corporation Common Stock Fund. Participants who attain age 59½ also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee's before-tax contributions in each fund.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

INVESTMENTS:

NOTE 10—The following table presents investments that represent 5 percent or more of the Plan's assets:

	December 31,	
	2005	2004
Hess Corporation common stock, 3,162,210(*) and 3,437,142(*) shares, respectively	$ 133,677,157**	$ 94,383,919**
Fidelity Growth & Income Portfolio, 1,382,157 and 1,104,665 shares, respectively	47,546,215	42,209,260
Fidelity Asset Manager, 1,030,975 and 914,272 shares, respectively	16,547,148	14,820,342
Fidelity U.S. Equity Index Commingled Pool, 457,590 and 423,655 shares, respectively	17,955,842	15,853,186
Fidelity Retirement Money Market Portfolio, 24,387,496 and 20,338,493 shares, respectively	24,387,496	20,338,493
Fidelity Low- Priced Stock Fund, 497,072 and 379,970 shares, respectively	20,300,406	15,293,791

* On May 31, 2006, Hess Corporation common stock was split on a three-for-one basis. The number of shares reflected are after the split.

**Includes nonparticipant-directed investments.

NOTE 11—During 2005 and 2004, the value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,	
	2005	2004
Hess Corporation common stock	$ 48,906,589	$ 37,601,637
Fidelity funds	(1,387,896)	8,331,434
Net appreciation in fair value of investments	$ 47,518,693	$ 45,933,071

NONPARTICIPANT-DIRECTED INVESTMENTS:

NOTE 12—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Hess Corporation Common Stock Fund) is as follows:

	December 31,	
	2005	2004
Assets:		
Hess Corporation common stock	$ 56,432,079	$ 35,233,800
Short-term investment funds	380,645	255,370
Interest and dividends receivable	136,351	127,969
Employer contributions receivable	9,070	1,500
	$ 56,958,145	$ 35,618,639

	Years Ended December 31,	
	2005	2004
Changes in Assets:		
Net appreciation in fair value of assets	$ 18,870,239	$ 14,036,804
Employer contributions	5,554,867	5,093,341
Dividend income	532,580	693,338
Interest income on participant loans	45,155	49,667
Participant loan withdrawals	-	(650,336)
Participant loan repayments	336,499	343,948
Administrative fees on employee loans	(3,079)	(6,871)
Transfers from (to) other plans, net	5,339	(6,160)
Transfers to participant-directed investments	(1,596,485)	(6,020,639)
Withdrawals	(2,405,609)	(2,700,989)
Increase in assets	$ 21,339,506	$ 10,832,103

OTHER ITEMS:

NOTE 13—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 14—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 15—Transfers to and from Other Plans. During 2005 and 2004 certain employee account balances were transferred from or to the Retail Plan and the HOVENSA Employees' Savings Plan due to job changes and job transfers.

NOTE 16—Class Action Complaint. On October 27, 2003, a class action complaint was filed in the United States District Court for the District of New Jersey against Hess Corporation (Plan Sponsor) and members of the Employee Benefit Plans Committee of the Plan Sponsor, as administrator of the Plan, alleging breach of fiduciary duties under ERISA by the defendants that resulted in losses to participants in the Plan relating to the value of the Plan Sponsor's Common Stock in the Plan since February 9, 2001.

On October 31, 2005, an Agreement of Settlement received court approval. The defendants agreed to (a) a cash settlement to be paid by the Company and (b) a structural change in the Plan which allows participants to direct the investment of their Company Matching Contribution Account in the same manner and among the same investment alternatives as are available for the investment of employee contributions. At December 31, 2005, the Plan recorded as employer contributions receivable its portion of the net settlement in the amount of $1,260,894. The net settlement was distributed to the Plan on May 4, 2006 and was equally distributed to the affected participant accounts on May 5, 2006. The structural change in the Plan is scheduled for October 2006.

INVESTMENTS IN MASTER TRUST:

NOTE 17—The Master Trust covers the Plan and the Retail Plan. At December 31, 2005 and 2004, the Plan's interest in the assets of the Master Trust was 97.5%. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan.

The following table represents the fair value of investments held in the Master Trust:

	December 31,	
	2005	2004
Master Trust investments:		
Investments, at fair value		
Fidelity Funds	$ 178,522,150	$ 145,463,761
Hess Corporation common stock	137,341,367	96,828,546
Short-term investment funds	926,022	701,861
Loans receivable	7,543,892	6,106,094
Interest and dividends receivable	327,280	351,681
Employee contributions receivable	36,373	-
Employer contributions receivable	1,629,526	3,000
Total assets available for benefits	$ 326,326,610	$ 249,454,943

The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,	
	2005	2004
Investment income	$ 11,642,413	$ 4,720,200
Net appreciation in fair value of investments	48,815,467	47,030,072
Employee contributions	19,997,976	17,759,364
Employer contributions	15,543,065	12,815,828
Rollovers from other plans	1,683,305	1,216,841
Administrative fees on employee loans	(40,308)	(46,281)
Transfers from other plans, net	47,396	276,482
Withdrawals	(20,817,647)	(20,756,386)
Net increase	76,871,667	63,016,120
Total assets available for benefits at beginning of year	249,454,943	186,438,823
Total assets available for benefits at end of year	$ 326,326,610	$ 249,454,943

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND PARTICIPANTS IN THE AMERADA HESS CORPORATION EMPLOYEES' SAVINGS AND STOCK BONUS PLAN:

We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 26, 2006

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
EMPLOYEES' SAVINGS AND STOCK
BONUS PLAN

/s/ K. B. Wilcox
By: K. B. Wilcox
Vice President and Member of the
Hess Corporation
Employee Benefit Plans Committee

June 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-43569) pertaining to the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan of our report dated June 26, 2006 with respect to the financial statements of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

New York, New York
June 29, 2006